Beth B. Neuhaus, Esq. Partner 345 Park Avenue New York, NY 10154-1895	Main 212.407.4000 Fax 212.202.3703 bneuhaus@loeb.com

July 6, 2006
John Reynolds, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Energy Infrastructure Acquisition Corp. Form S-1 Registration Statement File No. 333-131648

Dear Mr. Reynolds:

On behalf of our client, Energy Infrastructure Acquisition Corp., a Delaware corporation (the “Company”), we hereby file for your review three (3) copies of Amendment No. 4 (“Amendment No. 4”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”). Amendment No. 4 responds to the comments set forth in the Staff’s letter to the Company, dated July 3, 2006 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 4, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 4.

Comment Number	Response

General Comments

1.
We note that your revised disclosure indicates that you will be issuing a convertible note to an off-shore entity controlled by Mr. Sagredos. Please revise to disclose the name of this entity and disclose additional information about its status. This discussion should include, at a minimum, the number of other investors in this entity and their status with respect to your claimed Regulation S placement. Please revise accordingly your disclosure under Item 15 of Form S-1.

John Reynolds, Assistant Director July 6, 2006 Page 2

We have added disclosure on the cover page of the Prospectus, and the sections entitled “Prospectus Summary” (page 3), “Use of Proceeds” (page 36), “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 40) and “Certain Relationships and Related Transactions” (page 72), identifying the off-shore entity making the convertible loan to the Company. In addition Item 15 (page II-4) has been supplemented to include disclosure with respect to such convertible loan, including the claimed exemption.

Prospectus Cover Page

2.
The staff was unable to locate any change on the cover page responsive to our prior comment 6 from our letter dated May 30, 2006. Accordingly, we reissue the comment. In light of your subsequent risk factor disclosure, please modify the statement that “your public stockholders will receive the full purchase price of $10.00 per unit .. . upon the earlier of the dissolution and liquidation of our company or a business combination.” Also, please revise the statement to explain when public stockholders would receive the $10.00 per unit upon a business combination. In this regard it would appear confusing to disclose that the public stockholders would receive the full purchase price of $10.00 per unit when, in the event of liquidation, the company would be obligated to repay the loans in the amount of $3,925,000 which would reduce the per unit price to $9.83. Please revise to clearly present the information or advise us why no revision is necessary.

In response to the Staff’s comment, the cover page of the Prospectus has been supplemented to include a statement that the public stockholders’ right to receive the full purchase price of $10.00 per unit will, in the event of a liquidation, be subject to any valid claims by the Company’s creditors which are not covered by amounts in the trust account or indemnities provided by its officers and directors. The Company has also revised the disclosure to specifically address a liquidation scenario, and accordingly, has deleted previously included misplaced language relating to a business combination.

In response to the Staff’s comment relating to the Company’s obligation to repay loans and its effect on the public stockholders' receipt of $10.00 per unit in the event of a liquidation, and in order to provide greater clarity with respect the Company’s repayment obligations, wherever there is disclosure in Amendment No.4 with respect to each of the $250,000 term loan and the $3,675,000 convertible loan ($4,350,000 if the over-allotment option is exercised in full) the Company has provided language in Amendment No.4 to the effect that repayment of each of such loans is subordinate to the public stockholders receiving a minimum of $10.00 per share in the event of the Company’s liquidation and dissolution if it does not consummate a business combination, or if they exercise their redemption rights. In particular, such disclosure is provided in the following sections: “Prospectus Summary” (page 3), “Use of Proceeds” (page 36), “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 41) and Certain Relationships and Related Transactions (page 72). The disclosure in such sections has similarly been supplemented that any of the Company's payment obligations under each such loans will be paid with interest accrued on the trust account.

John Reynolds, Assistant Director July 6, 2006 Page 3

Prospectus Summary, page 1

3.
Please reconcile your page 9 disclosure that you “cannot provide investors with assurances of a specified timeframe for the consummation or completion of a dissolution and liquidation” with your page 8 disclosure that you will dissolve and “promptly” distribute your funds pursuant to the terms of your trust agreement and Delaware law. We also note your usage of “immediately” on page 52 in a related disclosure. In this regard we are seeking a more definitive timeframe for the return of investor funds and the dissolution of the company. While we acknowledge the uncertainty associated with the timing of the proxy solicitation a “not to exceed [insert timeframe]” may be warranted. Please advise or revise as appropriate.

In response to the Staff’s comment, the disclosure on page 8 of Amendment No.4 has been revised to reflect that the Company will, as promptly as possible dissolve and liquidate all funds in the trust account to its public stockholders in the event that it does not consummate a business combination within the specified time period. In addition, the Company has deleted the term “immediately” on page 53 [previously page 52], so that the disclosure is consistent. In addition, the Company has explored with Delaware counsel adding language to Amendment No.4 referring to a “not to exceed” timeframe with respect to dissolution and liquidation requirements under Delaware law and has been advised by such counsel given, its past representations and extremely varied past actual experience, that there is no reasonable estimate of an ordinary timeframe to provide to investors, which is why we have adopted conceptual language similar in nature to prior registrants.  Accordingly, such disclosure has not been added to Amendment No.4.

4.	We note your response to our prior comment 10 from our letter dated May 30, 2006. In reviewing your response we were unable to locate the modified disclosure responsive to the question. Please advise.

We have reviewed the Staff’s prior comment 10 from its letter dated May 30, 2006. The Staff has requested that we reconcile the disclosure on page 2 [now page 3] concerning Mr. Sagredos’ ability to convert the convertible loan into units with the disclosure on page 5 [now pages 5-7]. We are unable to identify any inconsistencies in such disclosure. We refer the Staff to the fact that the disclosure contained in the fourth bullet on what is now page 7 (the only portion of prior page 5 which refers to the convertible loan), specifically states that the repayment of the convertible loan is subject to the holder electing to convert such loan. In addition, we wish to point out that we believe the reference to the term “offering” in the May 30 comment letter should in fact have been a reference to the term “business combination.” In response to the Staff’s question as to whether the holder of the convertible note would have a claim against the trust account in the event it converts such loan, disclosure is included in Amendment No.4 clearly indicating the terms of the actual note that to the extent that the convertible loan is converted, the holder will have no participation rights in any liquidation. We refer the Staff to pages 2, 41 and 72 of Amendment No.4.

John Reynolds, Assistant Director July 6, 2006 Page 4

Additional Issuable Shares and Loans, page 2

5.	Please discuss the purpose of the founder’s loan of $250,000 and the convertible loan of $3,675,000.

In response to the Staff’s comment, disclosure has been added to page 3 of Amendment No.4 providing that the $250,000 term loan and $3,675,000 convertible loan ($4,350,000 if the over-allotment option is exercised in full) are being made so that the trust account will have a total of $225,000,000 ($258,750,000 if the underwriters’ over-allotment is exercised in full) on the closing date.

By way of background, in October 2005, Mr. Sagredos made a founder’s loan to the Company in the amount of $300,000 to pay for certain upfront costs of the proposed initial public offering (“IPO”). Such loan bears interest at 4% per annum and is to be repaid on the closing date of the IPO. The convertible loan was structured in April 2006 to cover additional offering expenses to be generated in connection with the increase in the size of the IPO which was implemented at such time. Subject to the holder’s right to convert, the convertible note is due the earlier to occur of the consummation of a business combination or the Company’s liquidation and dissolution. It recently became apparent to the Company that an additional $250,000 is required in order to bring the amount in the trust account to $225,000,000 on the closing date, and accordingly, Mr. Sagredos agreed to personally make such $250,000 term loan to the Company to cover such shortfall. The $250,000 term loan is due following the expiration of the second full quarter after the date that the Company has drawn down at least $1 million from accrued interest on the trust account to fund its working capital requirements or the earlier to occur of the consummation of a business combination or the Company’s dissolution and liquidation. Because the payment terms of the $250,000 loan and convertible loan are different, due to the differing facts and circumstances of the Company at the time such funds were required and the fact that the $250,000 loan is not convertible, the Company determined to keep the two loans as separate transactions reflecting the actual sequencing of the transactions.

The Company also decided to treat the repayment of the $300,000 founder’s loan and the provision of the $250,000 term loan as two separate transactions because such loans have different interest rates and again reflecting the actual sequencing of the transactions. The founder’s loan bears interest at 4% per annum, whereas the $250,000 term loan bears interest at a rate commensurate with the interest rate applied to the funds held in the trust account since such funds will only be available while the net offering proceeds will be held in trust and to bring the aggregate amount up to the full amount of the offering.  Rather than change the terms of the original $300,000 founder's loan, the Company elected to fully satisfy the terms of such obligation in its entirety on the closing date of the IPO, as provided in the related promissory note, and then obtain a new loan commitment in the amount of $250,000 to bring the aggregate amount up to the full amount of the offering allowing the reader a clear picture to understand and appreciate that the two notes have had distinct and separate purposes.

John Reynolds, Assistant Director July 6, 2006 Page 5

Redemption rights for stockholders voting to reject a business combination, page 8

6.
In regards to the stockholders’ rights to redeem their common stock for $10.00 per share, please explain whether the interest earned and the repayment of the loans will be made on a pro rata basis in relation to all of the shares sold in this offering. If not, please explain how the interest earned and reductions made upon the funds held in trust, will proportionally affect the amount received by the public stockholders that redeem their common stock.

In response to the Staff’s comment, disclosure has been added to page 8 of Amendment No.4 disclosing that any determination of the portion of interest payable to public stockholders redeeming their common stock shall be made on a pro rata basis, in relation to all public stockholders through date of redemption.

Risk Factors, page 14

7.
In Risk Factor 5 you state that your “directors will be personally liable to the extent of their pro rata beneficial interest in [y]our company ...” Please revise to clarify the date on which this beneficial ownership has been fixed and confirm whether the sum of these ownership interests equals 100%.

Additional disclosure has been added to risk factor 5 on page 15 in response to the Staff’s comment relating to indemnification by officers and directors.

8.
In your new risk factor on page 17 you state that “[t]he timing of the consummation of these procedures (which may not confirm to the time frames set forth above) ...” Please explain the nature of this disclosure.

In response to the Staff’s comment the Company has modified the disclosure on page 17 to more clearly state that the procedures required for liquidation under Delaware law may result in delays in the liquidation of the trust account.

Use of Proceeds, page 32

9.
We note your response to our prior comment 17 from our letter dated May 30, 2006. Please incorporate the text of your response, starting with “[a]lthough it is unable to estimate ...” in your Use of Proceeds discussion. Alternatively, please advise us why no revision is necessary.

John Reynolds, Assistant Director July 6, 2006 Page 6

In response to the Staff’s comment we have incorporated language on page 35 of Amendment No.4 addressing that the Company believes that sufficient interest will accrue on the trust account to fund its working capital requirements pending the consummation of a business combination.

10.
The staff notes that the company will repay a $300,000 loan to Mr. Sagredos with the proceeds not held in trust and that, almost simultaneously, the company will borrow $250,000 from him. Please disclose the business purpose of structuring these payments this way.

In response to the Staff’s comment, additional disclosure has been added on pages 3 and 36 indicating that each of the $250,000 term loan and the $3,675,000 convertible loan ($4,350,000 if the over-allotment option is exercised in full) are being made so that a total of $225,000,000 ($258,750,000 if the over-allotment option is exercised in full) will be in the trust account on the closing date. In addition, we refer the Staff to our response to comment 5 set forth above in which we have provided historical information relating to the separate corporate reasons for each of the $300,000 founder’s loan, the convertible loan and the $250,000 term loan previously made or to be made to the Company prior to the IPO.

11.
We note that the company has added line items reflecting proceeds from the convertible loan borrowing and also the payment of interest on the loan. However, the company has not presented a line item reflecting the repayment of this loan — please advise.

In response to the Staff’s comment, the Company has added an additional line item in the table set forth on page 33 of the Amendment No.4 reflecting the repayment of the convertible loan.

12.
On page 35 you disclose that “[i]t is possible that [y]our existing stockholders could advance [the company] the additional funds ...” Please clarify whether there is any agreement, or obligation whereby your existing stockholders would advance these funds.

In response to the Staff’s comment, the Company has added disclosure on page 35 of Amendment No.4 indicating that there are no existing written or oral agreements or obligations in place pursuant to which its existing stockholders would advance funds to the Company.

Redemption rights, page 52

13.
Please reconcile the disclosure in this subsection with the disclosure on page 8 under the subheading “Redemption rights for stockholders voting to reject a business combination.” For example, please discuss the effect that the repayment of the loans will have upon the redemption price per share.

John Reynolds, Assistant Director July 6, 2006 Page 7

The Company has revised the language under the heading “Redemption rights” on page 53 of Amendment No.4 to conform with the disclosure on page 8 of Amendment No.4 under the heading “Redemption rights for stockholders voting to reject a business combination.”

Other

14.
Please use bold type for your heading on page 52 “Dissolution and liquidation if no business combination” to make the presentation consistent with your page 47 heading “Effecting a Business Combination.”

The font for the heading “Dissolution and liquidation if no Business Combination” appearing on page 53 of Amendment No.4 has been modified.

Underwriting, page 78

15.	We note your response to our prior comment 29 from our letter dated May 30, 2006. However, we were unable to locate where you have updated your disclosure in response to this comment. Please advise.

Language has been inserted on page 83 reflecting the voting obligations of Maxim Group LLC with respect to the 225,000 shares of common stock to be deposited in escrow. In addition, there is similar disclosure contained in the last sentence of the Section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing on page 42 of Amendment No.4.

Principal Stockholders, page 67

16.
In your response to our prior comment 28 from our letter of May 30, 2006 you indicate that the restrictions applying to “initial stockholders” will also apply to Mr. Kremos and Mr. Blumen. Please advise us where this disclosure is located and confirm that conforming changes have been made to all underlying documents.

We note that the Form of Underwriting Agreement contains certain representations and warranties that not only relate to the Company’s stockholders immediately prior to the IPO, but to the Company’s officers and directors. The definition of the term “Initial Stockholders” contained in Section 2.14 of the underwriting agreement will be revised to consist of all of the Company’s officers and directors prior to the IPO and then renamed “Directors and Officers.” This will include 6 of the Company’s officers and directors who beneficially own shares of the Company’s common stock immediately prior to the IPO, as well as the other two directors who will not own any stock of the Company prior to the IPO. In addition, any representations and warranties in the Underwriting Agreement that are intended to refer only to stockholders of the Company prior to the IPO will be modified to apply to the “Officers and Directors,” but only to the extent that they beneficially own shares of common stock of the Company prior to the IPO. Based on these changes that will be made in the Form Underwriting Agreement, the Company believes that the existing disclosure is proper and has not included any additional disclosure is required in Amendment No.4.

John Reynolds, Assistant Director July 6, 2006 Page 8

Item 15. Recent Sales of Unregistered Securities

17.
The staff partially reissues its prior comment 34 from our letter of May 30, 2006. Please update your discussion to address the issuance of the convertible note to an entity controlled by Mr. Sagredos and the options issued to Mr. Sagredos. This discussion should address the exemption relied upon and the facts supporting your conclusion.

Item 15 on page II-4 has been supplemented to include disclosure relating to the issuance of the convertible note to Robert Ventures Ltd. and the related exemption relied on.

18.	Please update your disclosures to address the transfer of shares from Messrs. Sagredos and Theotokis to Energy Corp.

Disclosure has been added to page II-4 to reflect the transfer of shares from Messrs. Sagredos and Theotokis to Energy Corp.

Note 2 - Proposed Offerings, page F-9

19.
Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

John Reynolds, Assistant Director July 6, 2006 Page 9

The Company has revised the Warrant Agreement to provide that holders of warrants have no right to a net-cash settlement in the event that the shares underlying the warrants are not registered. Based on that change, the other provisions of the Warrant Agreement and the disclosure in Amendment No.4, the Company believes that the warrants are properly classified as equity and not as a liability. In addition, the Company has added a risk factor on page 17 of the Registration Statement entitled “Although we are required… warrant holders may not be able to exercise our warrants.” and has revised to the disclosure on page 75 to clarify the risk to warrant holders.

Exhibits

Exhibit 10.16

20.
In response to our prior comment 36 you indicate that you have revised your document consistent with Item 402 of Regulation S-K. However, we were unable to locate the tables required by Item 402(b) and (c). The staff notes that the company has indicated that its fiscal year end will be December 31, 2006 and accordingly the tables required in this Item are not currently required. Please confirm that the company will provide this disclosure in the future as required. In addition, please revise your “Executive Compensation” discussion on page 65 to address the number of options granted, the dollar value of the grants and the quarterly expense associated with the same.

In response to the Staff’s comment, the Company has advised us that it will provide the necessary disclosure required by Items 402(b) and (c) of Regulation S-K at such time in the future that it is required. In addition, the “Executive Compensation” discussion on page 66 has been supplemented to include a detailed description of the options to be granted to each of Messrs. Sagredos and Theotokis.

John Reynolds, Assistant Director July 6, 2006 Page 10

Exhibit 10.19 Assignment and Assumption of Subscription Agreement

21.
In reviewing the assignment agreement between Mr. Sagredos and Energy Corp. we noted “that the Assignment shall not be effective if the Assignee does not have financial resources sufficient to meet the obligations of the Subscriber ...” We also note that Mr. Sagredos controls Energy Corp. and accordingly may be able to influence whether Energy Corp. has the requisite financial resources. Please revise your disclosure to address the uncertainty associated with the assignment agreement and the underlying private placement.

The Company has inserted disclosure on page 71 in response to the Staff’s comment with respect to the Assignment and Assumption Agreement.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4902, or my partner, Mitchell Nussbaum, Esq., at (212) 407-4159.

Sincerely,

/s/ Beth B. Neuhaus, Esq.

Beth B, Neuhaus, Esq.
Partner

cc	(w/o enclosures): Marios Pantazopoulos Energy Infrastructure Acquisition Corp.

Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP